Goldman Sachs Real Estate Finance Trust Inc
200 West Street, New York, New York 10282
Via EDGAR
September 6, 2024
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Mail Stop 3010CF/AD8
Washington, DC 20549

Attn:	David Link
Ruairi Regan
Peter McPhun
Shannon Menjivar

Re:	Goldman Sachs Real Estate Finance Trust Inc
Registration Statement on Form 10
Filed July 16, 2024
File No. 000-56667
Ladies and Gentlemen:
This letter sets forth the response of Goldman Sachs Real Estate Finance Trust Inc, a Maryland corporation (the “Company”), to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) contained in the letter dated August 9, 2024, pertaining to the Registration Statement on Form 10 (the “Registration Statement”) that was submitted to the SEC on July 16, 2024. The Company has prepared and submitted herewith Amendment No. 1 (“Am. No. 1”) to the Registration Statement in response to the comments from the Staff. We have included the Staff’s comments below, followed by the Company’s responses thereto.
Registration Statement on Form 10
General
1.Please note that your registration statement becomes effective automatically 60 days after its initial filing. You will then be subject to the reporting requirements of the Exchange Act of 1934 even if comments remain outstanding. In that case consider withdrawing the Form 10 before it becomes effective automatically and submitting a new registration statement when you respond to our comments.
Response: The Company notes the effective date of the Registration Statement and is prepared to begin meeting its reporting obligations of the Exchange Act of 1934 upon effectiveness.
Temporary Strategies, page 13
2.Please state whether the Adviser may change your investment strategy without shareholder notice or consent. If true, please also provide risk factor disclosure.
Response: The Company has revised the disclosure in response to the Staff’s comment to clarify that a temporary departure from the Company’s investment strategy would be made in the sole discretion of the Adviser, without notice to or consent from stockholders, based on the Adviser’s outlook of economic and market conditions. In addition, the Company has revised the following risk factor as marked to show deletions and additions in response to the Staff’s comment:

Division of Corporation Finance
U.S. Securities and Exchange Commission
September 6, 2024

~~We may change~~ Our investment and operational policies may change without stockholder consent.
We may change our investment and operational policies, including our policies with respect to investments, operations, indebtedness, capitalization and distributions, at any time without the consent of our stockholders, which could result in our making investments that are different from, and possibly riskier or more highly leveraged than, the types of investments described in this Form 10. Our board of directors has approved very broad investment guidelines with which we must comply, but these guidelines provide the Adviser with broad discretion and can be changed by our board of directors. In addition, during periods in which the Adviser, in its sole discretion, determines that economic or market conditions are unfavorable to investors and a defensive strategy would benefit us, we may temporarily depart from our board-approved investment strategy and may invest a substantial portion of our assets in the following assets: U.S. government securities; non-U.S. government securities that have received the highest investment grade credit rating; certificates of deposit issued against funds deposited in a bank or a savings and loan association; commercial paper; bankers’ acceptances; fixed time deposits; shares of money market funds; credit-linked notes; repurchase agreements with respect to any of the foregoing; or any other fixed income securities that the Adviser considers consistent with this strategy. The use of these alternative strategies by the Adviser may be implemented without notice to or receipt of consent from our stockholders. A change in our investment strategy may, among other things, increase our exposure to real estate market fluctuations, default risk and interest rate risk, all of which could materially affect our results of operations and financial condition.
Ownership Structure, page 15
3.Please revise the chart on page 16 to show the ownership by GS Fund Holdings, L.L.C. and the percentage ownership of the various entities identified. Clarify the references to GS REFT Investments LP and GS REFT Investments Holdings LLC.
Response: The Company has revised the ownership structure chart to include footnotes disclosing the requested information in response to the Staff’s comment.
Security Ownership of Certain Beneficial Owners, page 110
4.Please identify clearly all natural persons who exercise the sole or shared voting and/or dispositive powers with respect to the shares held by the shareholder.
Response: The Company has revised the disclosure in response to the Staff’s comment. GS Fund Holdings L.L.C. (“GS Fund Holdings”) is an indirect wholly owned subsidiary of the Goldman Sachs Group, Inc. and the decisions with respect to the voting and investment power of the shares of the Company’s stock will be made by the Investment Committee of Goldman Sachs Asset Management Real Estate, as those terms are defined in the Form 10, who make decisions by majority vote. As a result, no single natural person is deemed a beneficial owner of the share held by GS Fund Holdings.
The Company believes this view is consistent with the Staff's position in The Southland Corp. SEC No-Action Letter (July 8, 1987, publicly available August 10, 1987). In that No-Action Letter, the Staff concurred in the view that no individual should be deemed the beneficial owner, within the meaning of Rule 13d-3 under the Exchange Act of 1934, as amended (the “Exchange Act”), of shares of common stock held by certain employee benefit plans of The Southland Corporation solely by virtue of the fact that such individual was a trustee of any such plan or a director of the company. Five trustees, who could only act by majority vote, administered each such plan. No trustee could act individually to vote or sell shares held by the plans. The Company also notes that the “rule of three,” as articulated by Romeo & Dye in The Section 16 Treatise and Reporting Guide, 5th Edition, in its analysis of beneficial ownership under Section

Division of Corporation Finance
U.S. Securities and Exchange Commission
September 6, 2024

13(d) of the Exchange Act, based on The Southland Corp. No-Action Letter supports this view. As the “rule of three” is stated therein, "where voting and investment decisions regarding an entity's portfolio securities are made by three or more individuals, and a voting or investment decision requires the approval of a majority of those individuals, then none of the individuals is deemed a beneficial owner of the entity's portfolio securities" for purposes of Section 13(d) of the Exchange Act.
Net Asset Value Calculation and Valuation Guidelines, page 148
5.We note your use of periodic NAV to calculate certain fees and for pricing your share repurchase plan. Please provide us, on a supplemental basis, with your template for future NAV disclosures. Additionally, please confirm that when you include an estimate of NAV in your filings you will include the supporting disclosures referenced in CF Disclosure Guidance Topic No. 6.
Response: Please find enclosed as Appendix A the template for the Company’s future NAV disclosures. The Company confirms that the supporting disclosures referenced in CF Disclosure Guidance Topic No. 6 (“Topic 6”), including those related to operating properties to the extent applicable, will be included on a quarterly basis as contemplated in Topic 6 in connection with the disclosure of the Company’s NAV. We note that as the Company intends to invest in commercial real estate loans as opposed to operating properties its NAV template does not include those supporting disclosures contemplated by Topic 6 applicable to operating properties.
6.We note your disclosure that if the transaction price is not made available on or before the eighth business day before the first calendar day of the month, or a previously disclosed transaction price for that month is changed, then we will provide notice of such transaction price directly to subscribing investors when such transaction price is made available. Please clarify how you will communicate such NAV pricing directly to investors.
Response: The disclosure has been updated to clarify that an update to the transaction price will be provided to subscribing stockholders through a communication to their financial representative.
Share Repurchase Plan, page 167
7.Please be advised that you are responsible for analyzing the applicability of the tender offer rules, including Rule 13e-4 and Regulation 14E, to your share repurchase plan. We urge you to consider all the elements of your share repurchase plan in determining whether the plan is consistent with relief granted by the Division of Corporation Finance in prior no action letters. To the extent you are relying on Blackstone Real Estate Income Trust, Inc. (Letter dated September 12, 2016), Rich Uncles NNN REIT, Inc. (Letter dated December 21, 2016), Hines Global REIT II, Inc. (Letter dated April 26, 2017), or Black Creek Diversified Property Fund Inc. (Letter dated September 1, 2017) please provide us with an analysis as to how your program is consistent with such relief. To the extent you have questions as to whether the plan is entirely consistent with the relief previously granted by the Division of Corporation Finance, you may contact the Division’s Office of Mergers and Acquisitions at 202-551-3440.
Response: The Company acknowledges that it is responsible for analyzing the applicability of the tender offer rules, including Rule 13e-4 and Regulation 14E, to its share repurchase plan (the “Repurchase Plan”). The Company believes its Repurchase Plan is consistent with the relief granted by the Division of Corporation Finance in prior no-action letters. In particular, the Company is relying on the no-action relief granted to Blackstone Real Estate Income Trust, Inc. (letter dated September 12, 2016) and to a limited extent with respect to quarterly repurchases, Griffin Capital Essential Asset REIT II (letter dated September 20, 2017). By way of illustration, set forth below is a table that shows the key features underlying the relief granted to Blackstone Real Estate Income Trust, Inc. (“Blackstone”) and a comparison of the features in the Repurchase Plan.

Division of Corporation Finance
U.S. Securities and Exchange Commission
September 6, 2024

Key Features of Blackstone Plan	Comparative Features of the Company’s Plan
•All material information relating to the Repurchase Plan will be fully and timely disclosed to all stockholders. The terms of the Repurchase Plan will be fully disclosed in the prospectus as well as any prospectus used for subsequent offerings, and the NAV per share for each class will always be available on the Company’s website and toll-free information line.

•All material information relating to the Repurchase Plan will be fully and timely disclosed to all stockholders. The terms of the Repurchase Plan will be fully disclosed in the private placement memorandum as well as filed as an exhibit to the Company’s periodic reports and required disclosures will also be made in current and/or periodic reports once the Company has a class of equity securities registered pursuant to the Exchange Act. The Company will also send any communications required under the Repurchase Plan. Further, the most recently determined NAV per share for each series of the Company’s common stock will always be available on the Company’s toll-free information line.

•The Company will not solicit repurchases under the Repurchase Plan other than through the prospectus for the Offering and prospectus supplements disclosing the Transaction Price and NAV per share of each class of shares. Stockholders desiring to request repurchase of all or a portion of their shares will do so of their own volition and not at the behest, invitation or encouragement of the Company. The role of the Company in effectuating repurchases under the Repurchase Plan will be ministerial.

•The Company will not solicit repurchases under the Repurchase Plan other than through the private placement memorandum and any supplements thereto. The Company will also make required disclosures in current and/or quarterly reports, and the Company will send any communications required under the Repurchase Plan. Although the Company may communicate with large stockholders in order to forecast and prepare for redemption requests, stockholders desiring to request the repurchase of all or a portion of their shares will do so of their own volition and not at the behest, invitation or encouragement of the Company. The role of the Company in effectuating repurchases under the Repurchase Plan will be ministerial.

Division of Corporation Finance
U.S. Securities and Exchange Commission
September 6, 2024

•The shares will be repurchased monthly under the Repurchase Plan at a price which will generally be equal to the NAV per share for the applicable class of shares for the prior month, and the Company will file prospectus supplements with the Commission with such frequency as is required by the Securities Act disclosing the historical NAV per share of each class of shares and also provide each month the Transaction Price and the NAV per share for each class of shares on its website and toll-free information line. Subject to the terms of the Repurchase Plan, the Company will be obligated to repurchase shares at the Transaction Price per share for the applicable class of shares.

•Shares will be repurchased quarterly under the Repurchase Plan at a price which will generally be equal to the NAV per share for the applicable series of shares for the prior month, and the Company provides each month the transaction price per share for each series of shares on the Company’s telephone line and with an investor’s financial representative. Subject to the terms of the Repurchase Plan, the Company will repurchase shares at the transaction price per share for the applicable series of the Company’s common stock.[1]

•Repurchases will be made on a monthly basis. The repurchase price normally will be paid in cash no later than three business days following the last calendar day of the applicable month and will be the same for all shares of the same class repurchased on a given month.

•Repurchases will be made on a quarterly basis. The repurchase price normally will be paid in cash within three business days following the last calendar day of the applicable quarter and will be the same for all shares of the same series repurchased on a given quarter, subject to any Early Repurchase Deduction.[1]

•Repurchases under the Repurchase Plan will be limited in any calendar month to shares whose aggregate value (based on the repurchase price per share for the month the repurchase is effected) is 2% of the combined NAV of all classes of shares as of the last calendar day of the previous month and will be limited in any calendar quarter to shares whose aggregate value (based on the repurchase price per share for the month the repurchase is effected) is 5% of the combined NAV of all classes of shares as of the last calendar day of the previous calendar quarter.

•With respect to the Company’s Repurchase Plan, the aggregate NAV of total repurchases of Series T, Series S, Series D and Series I shares (based on the price at which the shares are repurchased) will be limited to no more than 5% of the Company’s aggregate NAV per calendar quarter (measured using the aggregate NAV attributable to all stockholders as of the end of the immediately preceding month).[2]

•If the monthly or quarterly volume limitation is reached in any given month or the Company determines to repurchase fewer shares than have been requested to be repurchased in any particular month, repurchases under the Repurchase Plan for such month will be made on a pro rata basis.

•If the quarterly volume limitation is reached in any given quarter or in the event that the Company determines to repurchase some but not all of the shares submitted for repurchase during any quarter, shares submitted for repurchase during such quarter will be repurchased on a pro rata basis after the Company has repurchased all shares for which repurchase has been requested due to death or disability.

1 While Blackstone’s program provided for the repurchase of shares on a monthly basis, the Company’s Repurchase Plan is consistent with no action relief provided to Griffin Capital Essential Asset REIT II, Inc. in this respect, which provided for quarterly repurchases.
2 As a result of monthly repurchases, the Blackstone program provided for a 2% limitation in any given calendar month and a 5% limitation for any calendar quarter, while the Griffin relief provided for a limitation of 5% of the aggregate NAV of the outstanding shares of all classes of shares as of the last calendar day of the previous calendar quarter. The Company believes basing the 5% quarterly limitation on the immediately preceding month of the applicable quarter is more appropriate, as it provides for the most current record of the Company’s NAV.

Division of Corporation Finance
U.S. Securities and Exchange Commission
September 6, 2024

•Stockholders may withdraw any repurchase request before the last calendar day of any month by notifying the Company’s transfer agent on the Company’s toll-free information line before 4:00 p.m. Eastern time on the last business day of the month.

•Stockholders may withdraw any repurchase request by notifying the Company’s transfer agent directly or through the stockholder’s financial intermediary before 4:00 p.m. Eastern time on the last business day of the applicable quarter.

•Material modifications, including any reduction to the monthly or quarterly limitations on repurchases, and suspensions of the Repurchase Plan will be promptly disclosed in a prospectus supplement (or post-effective amendment if required by the Securities Act), or special or periodic report filed by the Company, as well as on the Company’s website.

•Material modifications, including any reduction to the quarterly limitations on repurchases, and suspensions of the Repurchase Plan will be promptly disclosed to stockholders through their financial representatives.

•There will be no established regular trading market for the Company’s common stock. The Repurchase Plan will be terminated if the Company’s shares are listed on a national securities exchange or included for quotation in a national securities market, or in the event a secondary market for the Company’s shares develops.

•There will be no established regular trading market for the Company’s common stock. The Repurchase Plan will be terminated if the Company’s shares are listed on a national securities exchange or included for quotation in a national securities market, or in the event a secondary market for the Company’s shares develops.

•The Repurchase Plan is intended to remain open indefinitely for the life of the Company unless modified or suspended by the board of directors. The Company is structured as a perpetual-life entity and has no intention to list its shares for trading on an exchange or other trading market.

•The Repurchase Plan is intended to remain open indefinitely for the life of the Company unless modified or suspended by the Company’s board of directors. The Company is structured as a perpetual-life entity and has no intention to list its shares for trading on an exchange or other trading market.

•The Repurchase Plan is open to all stockholders.
•The Repurchase Plan is open to all stockholders with the exception that the common stock held by the Company’s Adviser in payment of the performance fee or management fee will be repurchased outside of the Repurchase Plan.

8.We note that you may conduct the share repurchase program during the offering period of your continuing private placement offering. Please be advised that you are responsible for analyzing the applicability of Regulation M to your share repurchase plan. We urge you to consider all the elements of your share repurchase plan in determining whether the plan is consistent with the class relief granted by the Division of Market Regulation in the class exemptive letter granted Alston & Bird LLP dated October 22, 2007. To the extent you have questions as to whether the plan is entirely consistent with that class exemption you may contact the Division of Trading and Markets at 202-551-5777.
Response: The Company acknowledges that it is responsible for analyzing the applicability of Regulation M to its Repurchase Plan. The Company has reviewed the applicability of Regulation M to its Repurchase Plan and has determined that the Repurchase Plan is consistent with the class exemptive letter granted to Alston & Bird LLP dated October 22, 2007.

Division of Corporation Finance
U.S. Securities and Exchange Commission
September 6, 2024

We would be happy to provide any additional information that might assist you in connection with this matter. Please feel free to contact Laura Sirianni at DLA Piper LLP (US) by email at laura.sirianni@us.dlapiper.com or by phone at (919) 786-2025 with any questions or additional comments.
Very truly yours,
Goldman Sachs Real Estate Finance Trust Inc

By:	/s/ Mallika Sinha
Name: Mallika Sinha
Title: Chief Financial Officer

cc:	Robert Bergdolt, Esq., DLA Piper LLP (US)
Laura Sirianni, Esq., DLA Piper LLP (US)

Appendix A
Goldman Sachs Real Estate Finance Inc– NAV Disclosure Template
[Month, 2024] NAV per Share
We provide below a breakdown of the major components of our NAV as of [Month], 2024 ($ and shares in thousands):

Components of NAV	As of [Month], 2024
Commercial real estate loan investments	$	[__]
Investments in real-estate related securities		[__]
Cash and cash equivalents		[__]
Restricted cash		[__]
Other assets		[__]
Debt obligations		[__]
Other liabilities		[__]
Due to affiliate		[__]
Net asset value	$	[__]
Number of outstanding shares		[__]
(1)Excludes accrued distribution fees not currently payable to the Placement Agent of $[__]. Distribution fees only apply to Class T, Class S, and Class D shares. Under GAAP, we accrue the full cost of the distribution fee as an offering cost at the time we sell Class T, Class S and Class D shares.
The following table provides a breakdown of our total NAV and NAV per share by class as of [Month], 2024

$ in thousands, except per share data	Class S Shares	Class T Shares	Class D Shares	Class I Shares	Total
Net asset value	$ [__]	$ [__]	$ [__]	$ [__]	$ [__]
Number of outstanding shares	[__]	[__]	[__]	[__]	[__]
NAV Per Share	$ [__]	$ [__]	$ [__]	$ [__]
The following table provides a breakdown of the major components of our total NAV and NAV per share as of [the prior month] ($ and shares in thousands, except NAV per share):

Components of NAV	As of [Prior Month], 2024
Commercial real estate loan investments	$	[__]
Investments in real-estate related securities		[__]
Cash and cash equivalents		[__]
Restricted cash		[__]
Other assets		[__]
Debt obligations		[__]
Other liabilities		[__]
Due to affiliate		[__]
Net asset value	$	[__]
Number of outstanding shares		[__]
(1)Excludes accrued distribution fees not currently payable to the Placement Agent of $[__]. Distribution fees only apply to Class T, Class S, and Class D shares. Under GAAP, we accrue the full cost of the distribution fee as an offering cost at the time we sell Class T, Class S and Class D shares.